

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 29, 2011

Via E-Mail
Mr. Eric L. Kash
Chief Executive Officer and Chief Financial Officer
PSI Corporation
7222 Commerce Center Dr., Suite 210
Colorado Springs, Colorado 80919

> **Re:** **PSI Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed: August 11, 2011**
> **File No. 000-20317**

Dear Mr. Kash:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Brigitte Lippmann   for

James Allegretto
Senior Assistant Chief Accountant

cc: Richard G. Satin
Ruskin Moscou Faltischek, P.C.